

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

<u>Via E-mail</u>
Adriaan Reinders
Chief Executive Officer
EFactor Group Corp.
605 Market Street, Suite 600
San Francisco, CA 94105

> **Re:     EFactor Group Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2014**
> **File No. 333-192574**

Dear Mr. Reinders:

We have limited our review of your amended registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  References to our prior letter refer to our letter dated December 19, 2013.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Pursuant to Rule 310 of Regulation S-T of the Securities Act, please file on EDGAR a marked copy of your next amended registration statement.

2.     As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to your placement agent has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.      Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

4.      We note your response to prior comment 1 regarding your agreements to acquire the 30% interest of your operating subsidiary, The E-Factor Corp., you did not own prior to November 13, 2013.  You describe acquiring this interest in two pieces: 1) 2,114,644 shares of common stock of The E-Factor Corp. in exchange for 11,693,528 shares of common stock of EFactor Group Corp., the registrant; and 2) a prospective transaction to acquire the remaining shares of common stock of The E-Factor Corp. in exchange for 3,906,244 shares of EFactor Group Corp. common stock.  These descriptions are inconsistent with your Share Exchange Agreement filed as Exhibit 10.8 and your disclosures on page II-4 that you issued 39,080,906 shares of EFactor Group Corp. common stock on November 13, 2013 and an additional 11,527,257 shares in January 2014 to acquire the securities of The E-Factor Corp.  Please revise to reconcile these discrepancies and provide a complete description of your past and prospective transactions to acquire the remaining portions of The E-Factor Corp. you did not own after your reverse merger.  Further, for each transaction where you acquire shares of The E-Factor Corp, please revise to identify the percentage of its outstanding stock you acquired.

Fee Table

5.      We note your response to prior comment 5 regarding your fee table.  Please explain why you believe Rule 457(c) is the appropriate section to base your registration fee for the direct portion of your offering.  It appears you seek to register a fixed dollar amount of securities under paragraph (o).  Please revise to clarify which portions of the fee for your offering are computed under Rule 457(d).

Prospectus Cover Page

6.      Please eliminate the total column from the table in your cover page.  Revise the text that immediately following the table to state concisely the information required by paragraph (b)(8) of Item 501 of Regulation S-K, without providing unnecessary details.  After disclosure that the selling agent has no obligation to purchase any shares and that the sale of a minimum amount of shares is not assured, you many indicate the maximum amount of gross and net proceeds that would be raised were all offered shares to be sold.  By footnote, indicate that the placement agreement fees you present in the table do not include the shares to be issued to the placement agent, or payment of its expenses, which you discuss on a cross-referenced page of the prospectus.

Capitalization, page 32

7.      In light of the fact your offering will be on a no minimum, best-efforts basis, please advise us why you provided an "as adjusted" in your capitalization section. We refer to Rule 170, which appears inconsistent with this type of presentation.

Dilution, page 33

8.      Similarly, your dilution disclosures assume that you will sell your entire direct offering and does not take into account that your offering is made on a no-minimum, best-efforts basis. Please revise to provide your dilution disclosure required under Item 506 of Regulation S-K in ranges of possible sales of your direct offering (e.g.,. 10%, 25%, and 50%, to supplement the current 100% presentation).

Plan of Distribution, page 72

9.      With respect to prior comment 12, revise your plan of distribution discussion to state that your placement agent is a statutory underwriter within the meaning of Section 2(a)(11).

10.     You disclose that your placement agent may release your securities subject to the lock-up agreements any time without public notice. In your response letter, provide your analysis of whether FINRA Rule 5131 requirement concerning public notice of the impending release of the lock-up restrictions is applicable to the selling agent in your offering.

Consolidated Financial Statements

The E-Factor Corp., page F-1

Consolidated Statements of Operations, page F-4

11.     Revise to disclose your loss per share and weighted average shares outstanding. We refer you to ASC 260-10-50.

Exhibits

12.     Please file the form of subscription agreement as an exhibit.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc:     Via E-mail
        Richard I. Anslow, Esq.
        Ellenoff Grossman & Schole LLP